Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

CLICK COMMERCE, INC.

at

$22.75 Net Per Share

by

ITW LEAP CORP.

a wholly owned subsidiary of
ILLINOIS TOOL WORKS INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 16, 2006 UNLESS THE OFFER IS EXTENDED.

This Offer (as defined in this Offer to Purchase) is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2006 (the “Merger Agreement”), by and among Illinois Tool Works Inc. (“Parent”), ITW Leap Corp. (“Sub”) and Click Commerce, Inc. (the “Company”). The Board of Directors of the Company (the “Company Board”) has approved and declared advisable the Merger Agreement, the Offer and the Merger (each as defined herein) and the other transactions contemplated by the Merger Agreement, has determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that the stockholders of the Company accept the Offer and tender their shares of common stock of the Company (the “Shares”) pursuant to the Offer.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least a majority of the total outstanding voting securities of the Company on a fully diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the “Minimum Condition”) and (2) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Offer, shall have been obtained or made prior to the acceptance of Shares pursuant to the Offer.

IMPORTANT

Any stockholder wishing to tender all or any portion of such stockholder’s Shares in the tender offer should either: (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered; (2) follow the procedure for book entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares;” or (3) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender such Shares.

Any stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover page of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

September 18, 2006

ii

iii

SUMMARY TERM SHEET

The following is a summary of some of the key terms of this offer to purchase all of the outstanding common stock of Click Commerce, Inc., a Delaware corporation (“Click Commerce”), for $22.75 per share in cash. We urge you to read carefully the remainder of this offer to purchase and the accompanying letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

•	The Sub.

We are ITW Leap Corp., a Delaware corporation (“Sub”) formed for the purpose of making this tender offer and participating in the merger described herein. Sub is a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation (“Illinois Tool Works”). See Section 8 of this offer to purchase — “Certain Information Concerning Parent and Sub.”

•	Class and Amount of Shares Sought.

We are seeking to purchase all of the outstanding shares of Click Commerce common stock. The Company has informed Sub that, as of September 13, 2006, there were 12,235,036 Shares issued and outstanding (excluding 630,211 Shares held in the Company’s treasury), and there were 958,428 Shares reserved for issuance pursuant to outstanding options under the Company’s employee stock option plans (of which 908,181 Shares were subject to outstanding options with exercise prices less than the Offer Price). See “Introduction” and Section 1 of this offer to purchase — “Terms of the Offer.”

•	Offer Price; Fees and Commissions.

We are offering to pay $22.75 per share, net to you in cash, less any required withholding of taxes and without the payment of interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” Section to this offer to purchase. In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal (or, in the case of a foreign stockholder, a Form W-8BEN), you may be subject to required backup federal income tax withholding. See Instruction 9 to the letter of transmittal.

•	Source of Funds.

We will be provided funds of up to approximately $300.2 million by our parent company, Illinois Tool Works, for the purchase of shares in the offer. This offer is not conditioned on any financing arrangements. See Section 9 of this offer to purchase — “Source and Amount of Funds.” Illinois Tool Works expects to obtain such funds from cash on hand and its other working capital sources. See Section 8 of this offer to purchase — “Certain Information Concerning Parent and Sub.”

•	Time For Acceptance.

You will have until 12:00 midnight, New York City time, on Monday, October 16, 2006, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Sections 1 and 3 of this offer to purchase — “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares.”

•	Extension of the Offer.

Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that we can extend the offer without Click Commerce’s consent in increments not exceeding 20 business days each if on the initial expiration date (or any extended expiration date) any of the conditions to our offer are not satisfied or waived. We may also extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the Nasdaq Global Market or to provide sufficient time to respond to communications relating to proposals for alternative transactions involving Click Commerce. In addition, we have agreed in the merger agreement that we will extend the offer if requested to do so by Click Commerce for a period not less than 20 business days if on the otherwise scheduled expiration date of the Offer any of the conditions to our offer are not satisfied or waived.

We may (and if requested by Click Commerce, we will), if all conditions to the offer have been satisfied or waived but the number of shares tendered in the offer is less than 90% of the fully diluted shares outstanding, provide a “subsequent offering period” for the offer. A subsequent offering period will be an additional period of time not less than ten and no more than twenty business days, beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. See Section 1 of this offer to purchase — “Terms of the Offer.”

•	Notification of Extensions.

If we extend the offer, we will inform Computershare Trust Company, N.A., the depositary for the offer, of the extension and will make a public announcement of the extension by not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 of this offer to purchase — “Terms of the Offer.”

•	Significant Conditions to the Offer.

We are not obligated to purchase any tendered shares if the total number of shares validly tendered and not withdrawn is less than a majority of the total outstanding number of shares of Click Commerce voting stock on a fully diluted basis. We are not obligated to purchase shares that are validly tendered if there is a material adverse change in Click Commerce’s business. The offer is also subject to a number of other conditions including the expiration or termination of any applicable waiting period under the HSR Act or a similar provision of any foreign antitrust law. See Sections 1 and 15 of this offer to purchase — “Terms of the Offer,” and “Conditions of the Offer.”

•	Method of Tender.

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal or a facsimile of one, to Computershare Trust Company, N.A., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through the depositary. If you cannot deliver everything that is required by the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three Nasdaq Global Market trading days. However, the depositary must receive the missing items within that three trading day period. See Section 3 of this offer to purchase — “Procedures for Accepting the Offer and Tendering Shares.”

•	Time of Payment.

If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, we will pay you promptly after the expiration of the offer. See Section 2 of this offer to purchase — “Acceptance of Payment and Payment for Shares.”

•	Withdrawal of Tendered Shares.

You can withdraw previously tendered shares at any time prior to the expiration of the offer and, if we have not agreed to accept your shares for payment by November 17, 2006, you can withdraw them at any time after such time unless accepted for payment prior to such withdrawal. This right to withdraw does not apply to any subsequent offering period. See Section 4 of this offer to purchase — “Withdrawal Rights.”

To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your shares. See Sections 1 and 4 of this offer to purchase — “Terms of the Offer” and “Withdrawal Rights.”

•	Board of Directors Recommendation.

The offer is being made pursuant to an agreement and plan of merger dated as of September 5, 2006 among Click Commerce, Illinois Tool Works and ITW Leap Corp. The Board of Directors of Click Commerce has unanimously approved and declared advisable the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement. The Board of Directors of Click Commerce recommends that holders of shares of Click Commerce common stock accept the offer and tender their shares. See Section 10 of this offer to purchase — “Background of the Offer; Past Contacts or Negotiations with the Company.”

•	Merger After Tender Offer.

If we purchase at least a majority of the total outstanding number of shares of Click Commerce common stock on a fully diluted basis in the offer, and all other applicable conditions are met, ITW Leap Corp. will be merged with Click Commerce and all remaining stockholders (other than stockholders who have properly perfected appraisal rights under Delaware state law) will receive the same price per share paid in the offer. See “Introduction” and Section 12 of this offer to purchase — “Purpose of the Offer; Plans for the Company.”

•	Tender Agreement

Michael Ferro, the Chief Executive Officer of Click Commerce, beneficially owns approximately 21.7% of the total outstanding shares of Click Commerce on a fully diluted basis, and he has agreed to tender his shares in the offer pursuant to that certain Letter Agreement, dated as of September 5, 2006. See the “Introduction” to this Offer to Purchase and Section 11 — “The Merger Agreement; Other Arrangements.”

•	Appraisal Rights.

Appraisal rights are not available to anyone who has tendered shares or to anyone who votes in favor of the merger described herein. After the offer, appraisal rights will be available to holders of shares who do not vote in favor of the merger if a stockholder vote is required, subject to and in accordance with Delaware state law. A holder of shares must properly perfect its right to seek an appraisal under Delaware state law in connection with the merger in order to exercise the appraisal rights provided under Delaware state law. See Section 17 of this offer to purchase — “Appraisal Rights.”

•	Market for Shares After the Offer.

If we purchase all of the tendered shares and the merger takes place, there will no longer be a trading market for the shares of Click Commerce common stock. Even if the merger does not take place, if we purchase all of the tendered shares of Click Commerce common stock:

•	there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on the Nasdaq Global Market;

•	there may not be any public trading market for the shares or, even if there is a public market for the shares, the shares may be very thinly traded and your ability to buy or sell shares may be very limited; and

•	Click Commerce may no longer be required to make quarterly reports, annual reports and other disclosures with SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 13 of this offer to purchase — “Certain Effects of the Offer.”

•	Taxes

The receipt of cash by you pursuant to the offer or the merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, by tendering shares you generally would recognize gain or loss in an amount equal to the difference between the cash received by you pursuant to the offer or merger and your tax basis in the shares. In addition, under the United States federal income tax laws, the payments made by the depositary to you pursuant to the offer or merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the offer or merger, you must provide the depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and you must otherwise comply with the applicable requirements of the backup withholding rules. See Section 5 of this offer to purchase — “Material United States Federal Income Tax Considerations.”

•	Return of Tendered Shares.

If any of the shares you tender are not accepted for purchase for any reason, certificates representing such shares will be returned to you or to the person you specify in your tendering documents. See Section 2 of this offer to purchase — “Acceptance of Payment and Payment for Shares.”

•	Recent Market Prices.

On September 1, 2006, the last trading day before Illinois Tool Works and Click Commerce announced that they had signed the merger agreement, the closing sale price of the shares of Click Commerce common stock reported on the Nasdaq Global Market was $17.95 per share. On September 15, 2006, the last trading day before ITW Leap Corp. commenced the offer, the last sale price of the shares of Click Commerce common stock reported on the Nasdaq Global Market was $22.54 per share. We advise you to obtain a recent quotation for shares of Click Commerce in deciding whether to tender your shares. See Section 6 of this offer to purchase — “Price Range of Shares.”

•	Questions and Information.

You can call Georgeson Inc. at (866) 628-6021 (toll free) with any questions you may have. Georgeson Inc. is acting as the information agent for our tender offer. See the back cover page of this offer to purchase.

To: The Holders of Common Stock of Click Commerce, Inc.:

INTRODUCTION

ITW Leap Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares (“Shares”) of common stock, par value $.001 per Share, of Click Commerce, Inc., a Delaware corporation (the “Company”), at a purchase price of $22.75 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Company has informed Sub that, as of September 13, 2006, there were 12,235,036 Shares issued and outstanding (excluding 630,211 Shares held in the Company’s treasury), and there were 958,428 Shares reserved for issuance pursuant to outstanding options under the Company’s employee stock option plans (of which 908,181 Shares were subject to outstanding options with exercise prices less than the Offer Price).

Tendering stockholders who are record owners of the Shares and tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Sub pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees. Parent or Sub will pay all charges and expenses of Computershare Trust Company, N.A., as depositary (the “Depositary”), and Georgeson Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 18 of this Offer to Purchase — “Fees and Expenses.”

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least a majority of the total outstanding voting securities of the Company on a fully diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the “Minimum Tender Condition”) and (2) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Offer, shall have been obtained or made prior to the expiration of the Offer. The Offer also is subject to certain other terms and conditions. See Sections 1, 15 and 16 of this Offer to Purchase.

The Offer will expire at 12:00 midnight, New York City time, on October 16, 2006 (the “Expiration Date”) unless the Offer is extended, in which case the Expiration Date will be the latest time and date the Offer, as extended, expires.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 5, 2006, among the Company, Parent and Sub (the “Merger Agreement”) pursuant to which, after completion of the Offer and satisfaction or waiver of certain conditions, Sub will be merged with and into the Company (the “Merger”) and the Company will be the surviving corporation (the “Surviving Corporation”). On the effective date of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Parent, Sub or any subsidiary of Parent, Sub or the Company or held in the treasury of the Company or by stockholders who have properly perfected appraisal rights under Delaware state law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $22.75 per Share in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.” Certain United States federal income tax consequences of the sale of the Shares pursuant to the Offer and the Merger, as the case may be, are discussed in Section 5 of this Offer to Purchase entitled “Material United States Federal Income Tax Considerations.”

The Company Board has by a unanimous vote (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the stockholders, (iii) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer, and (iv) recommended that the Company’s stockholders approve and adopt the Merger Agreement.

Morgan Stanley & Co. Incorporated, Company’s financial advisor (the “Advisor”), has delivered to the Company Board a written opinion dated September 4, 2006 to the effect that, as of that date and based on and subject to the matters described in the opinion, the $22.75 per Share cash consideration to be received by the Company Stockholders pursuant to the terms of the Merger Agreement was fair to such holders from a financial point of view. A copy of the Advisor’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is contained in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) concurrently filed with the Securities and Exchange Commission (the “SEC”) on the date of the Offer to Purchase in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders of the Company concurrently herewith. Stockholders are urged to carefully read the full text of such opinion in its entirety.

As of the date of this Offer to Purchase, Parent may be deemed to beneficially own 2,864,154 Shares (approximately 21.7% of the Shares issued and outstanding on a fully diluted basis) by virtue of its rights under that certain Letter Agreement, dated as of September 5, 2006 (the “Tender Agreement”), entered into between Parent and Michael W. Ferro, Jr., the Chairman and Chief Executive Officer of the Company. The Tender Agreement requires Mr. Ferro to tender his Shares and to vote all of his Shares in favor of the Merger and against any alternative acquisition proposal. In addition, Mr. Ferro has granted Parent a proxy to vote his Shares under certain conditions. Mr. Ferro’s obligation to tender or re-tender his Shares automatically terminates and is of no further force and effect upon the termination of the Tender Agreement in accordance with its terms. The Tender Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the mutual written consent of Parent and Mr. Ferro, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) at Mr. Ferro’s option after any amendment or modification of the Merger Agreement or the Offer without Mr. Ferro’s consent that (x) extends the Outside Date (as such term is defined in the Merger Agreement), (y) decreases the amount of, or otherwise changes the form of, the Merger Consideration (as such term is defined in the Merger Agreement) or (z) otherwise materially adversely affects Mr. Ferro as a stockholder of the Company. See Section 12 of this Offer to Purchase — “Purpose of the Offer; Plans for the Company.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, among other things, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, if required. If the Minimum Tender Condition is satisfied, Sub would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Pursuant to the Merger Agreement, the Company has granted to Sub an irrevocable option to purchase a number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Sub at the time of such exercise, shall constitute one share more than ninety percent (90%) of the then outstanding Shares (assuming the issuance of such option shares). The option is not exercisable unless immediately after such exercise Sub would own at least ninety percent (90%) of the outstanding Shares (assuming the issuance of such option shares), and is exercisable for a price per share equal to $22.75 per share. Under the Delaware General Corporation Law (the “DGCL”) if, after consummation of the Offer, Sub owns at least 90% of the Shares then outstanding, Sub will be able to cause the Merger to occur without a vote of the Company’s stockholders. However, if Sub owns less than 90% of the Shares then outstanding after consummation of the Offer, a vote of the Company’s stockholders will be required under the DGCL to approve the Merger. The Company has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the expiration of the Offer for the purpose of obtaining stockholder approval of the Merger Agreement. See Section 11 of this Offer to Purchase — “The Merger Agreement; Other Arrangements.”

No appraisal rights are available in connection with the Offer. Stockholders may have appraisal rights in connection with the Merger if they comply with applicable Delaware state law and do not vote such Shares in favor of the Merger or, if no such vote is required, if they comply with the requirements of Delaware state law regarding the perfection of available appraisal rights. See Section 17 of this Offer to Purchase — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including the terms and conditions of any extension or amendment, if the Offer is extended or amended), Sub will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

The Company has informed Sub that, as of September 13, 2006, there were 12,235,036 Shares issued and outstanding (excluding 630,211 Shares held in the Company’s treasury), and there were 958,428 Shares reserved for issuance pursuant to outstanding options under the Company’s employee stock option plans (of which 908,181 Shares were subject to outstanding options with exercise prices less than the Offer Price).

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer Shares representing at least the Minimum Tender Condition and (2) the applicable waiting period (and any extension thereof) under the HSR Act shall have terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Offer, shall have been obtained or made prior to the expiration of the Offer. The Offer also is subject to certain other terms and conditions. See Sections 1, 15 and 16 of this Offer to Purchase.

Extension of the Offer.

Subject to the limitations set forth in this Offer, the Merger Agreement and the applicable rules and regulations of the SEC described below, Sub reserves the right, at any time and from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4 of this Offer to Purchase — “Withdrawal Rights.” There can be no assurance that Sub will exercise its right to extend the Offer.

Sub has agreed that it will not, without the prior consent of the Company (a) reduce the number of Shares subject to the Offer or reduce or waive the Minimum Tender Condition, (b) reduce the consideration per Share to be paid pursuant to the Offer below the Offer Price, (c) modify or add to the conditions set forth in Section 15 of this Offer to Purchase, (d) except as provided in the next paragraph, extend the Offer, (e) change the form of consideration payable in the Offer, or (f) otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

Pursuant to the Merger Agreement, Sub may, without the consent of the Company, extend the Offer for successive periods not exceeding twenty (20) business days each, if (a) at the initial expiration date of the Offer any of the conditions to the Offer are not satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or Nasdaq Global Market, or (c) in order to provide sufficient time for Sub to respond to communications relating to proposals for alternative transactions involving the Company. In addition, if, at the otherwise scheduled expiration date of the Offer, any condition to the Offer is not satisfied, Sub shall, and Parent shall cause Sub to, extend the Offer at the request of the Company for not less than twenty (20) business days. Sub may and, if requested by the Company, Sub shall, extend the Offer after the acceptance of Shares for a subsequent offering period of not less than ten (10) and no more than twenty (20) business days. On the terms and subject to the conditions of the Offer and this Agreement, Sub shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer and, during any extension of the Offer pursuant to a subsequent offering period, promptly after such shares are validly tendered.

The rights reserved in the foregoing paragraphs are in addition to any additional rights described in Section 15 of this Offer to Purchase entitled “Conditions of the Offer.”

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d). Subject to applicable law (including Rules 14d-4(d), and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Sub may choose to make any public announcement, Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Subject to the Merger Agreement, if Sub makes a material change in the terms of the Offer or the information concerning the Offer or waives any material condition of the Offer, Sub will disseminate additional tender offer materials (including by public announcement as set forth below) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Sub increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Sub will extend the Offer at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Pursuant to, but subject to certain conditions in, the Merger Agreement, Sub has agreed to (i) accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted under applicable law, and (ii) pay for such Shares promptly thereafter.

The Company has provided Sub with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance of Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Sub will accept for payment, purchase and pay for all Shares which have been validly tendered and not properly withdrawn pursuant to the Offer promptly following expiration of the Offer when all conditions to the Offer described in Section 15 of this Offer to Purchase entitled “Conditions of the Offer” have been satisfied or waived by Sub. Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Sub expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws, including, without limitation, the HSR Act and similar foreign statutes and regulations. See Section 16 of this Offer to Purchase — “Certain Legal Matters; Regulatory Approvals.”

For purposes of the Offer, Sub will be deemed to have accepted for payment (and thereby purchased) Shares tendered and not properly withdrawn as, if and when Sub gives oral or written notice to the Depositary of Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purposes of receiving payments from Sub and transmitting payments to tendering stockholders. Under no circumstances will Sub pay interest on the purchase price for any Shares accepted for payment, regardless of any extension of the Offer or any delay in making payment.

The reservation by Sub of the right to delay the acceptance, purchase of or payment for Shares is subject to the terms of the Merger Agreement and the provisions of Rule 14e-1(c) under the Exchange Act, which requires Sub to pay the consideration offered or return the Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

In all cases, Sub will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares;” (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required under the Letter of Transmittal.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Sub may enforce the Letter of Transmittal against the participant.

If Sub does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, Sub increases the Offer Price, Sub will pay the increased Offer Price to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before the increase in the Offer Price.

Sub reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Sub of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Any such transfer or assignment may require an extension of the Offer and an amendment to the Schedule TO and the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

To tender Shares pursuant to the Offer, a stockholder must comply with one of the following: (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, Share Certificates to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer, as described below, and a confirmation of such delivery received by the Depositary, which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal, prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Delivery Instructions” or the box labeled “Special Payment Instructions” on the Letter of Transmittal or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”), or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder, or if a Share Certificate for unpurchased Shares is to be issued or returned to a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by a duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the stockholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) the Depositary receives, as described below, a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Sub, on or prior to the Expiration Date; and

(iii) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, within three Nasdaq Global Market trading days after the date of execution of such Notice of Guaranteed Delivery.

Notice of Guaranteed Delivery

The Notice of Guaranteed Delivery may be delivered by mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Sub.

Notwithstanding any other provision of the Offer, Sub will pay for Shares only after timely receipt by the Depositary of: (i) Share Certificates representing, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Sub in its sole discretion, which determination will be final and binding on all parties. Sub reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Sub also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder of the Company, whether or not similar defects or irregularities are waived in the case of other stockholders of the Company.

Subject to the Merger Agreement, Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Sub, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy

By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Sub as such stockholder’s agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares, as the case may be. This appointment will be effective when, and only to the extent that, Sub accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. With respect to the Shares for which the appointment is effective, the designees of Sub will be empowered to exercise all voting and other rights of such stockholder as the designees, in their sole discretion, may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Sub or its designee must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

Tender Constitutes Binding Agreement

Sub’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Sub and the tendering stockholder upon the terms and subject to the conditions of the Offer.

Risk of Loss

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested and properly insured is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn (i) at any time prior to the Expiration Date and (ii) at any time after Friday, November 17, 2006, unless accepted for payment by Sub pursuant to the Offer prior to that date. However, pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during any subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of this Offer to Purchase — “Terms of the Offer.”

If Sub extends the Offer, then, without prejudice to Sub’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of Sub, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to and duly exercise their withdrawal rights as described in this Section 4. Any delay in acceptance for payment of Shares by Sub will be by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Sub in its sole discretion, whose determination will be final and binding. None of Parent, Sub, or their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Considerations.

The following is a summary of the material United States federal income tax consequences that are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer and to holders of Shares who exchange such shares for cash pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, and judicial and administrative decisions, all of which are subject to change possibly with retroactive effect. Holders of Shares should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular holders in light of their individual circumstances and, therefore, may wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences. For example, this discussion does not address the tax consequences of the Offer and the Merger to holders of Shares who are dealers in securities, foreign persons, or do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to holders of Shares who acquired such Shares through the exercise of employee stock options or otherwise as compensation or holders who are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies). If a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes is a holder of Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. This discussion does not generally discuss the U.S. federal income tax considerations applicable to partners of a partnership that are holders of Shares. If you are a partner of a partnership that is a holder of Shares, we urge you to consult your own tax advisor. In addition, the following discussion does not address the tax consequences of the Offer or the Merger to the holders of Shares under foreign, state, or local tax laws. Accordingly, holders of Shares may wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a holder tendering Shares generally would recognize gain or loss in an amount equal to the difference between the amount of cash received by the holder pursuant to the Offer and/or the Merger and the holder’s tax basis in the Shares. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., shares acquired at the same per share cost in a single transaction). Generally, a holder’s gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the holder held such Shares for more than one year. In the case of holders of Shares who are individuals, long term capital gains realized prior to January 1, 2011 are currently subject to tax at a favorable tax rate. There are limitations on the deductibility of capital losses.

Backup United States Federal Income Tax Withholding.

Under the United States federal income tax laws, the payments made by the Depositary to holders of Shares pursuant to the Offer and/or the Merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the Offer and/or the Merger, each holder must provide the Depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and must otherwise comply with the applicable requirements of the backup withholding rules. The Letter of Transmittal provides instructions on how to provide the Depositary with information to prevent backup withholding with respect to cash received pursuant to the Offer and/or the Merger. See Instruction 9 of the Letter of Transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld.

The foregoing is intended as a summary only. Because the tax consequences to a particular holder may differ based on that holder’s particular circumstances, each holder should consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.

6.	Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Market under the symbol “CKCM.” The following tables set forth, for the calendar quarters shown, the high and low sale prices for the Shares on the Nasdaq Global Market based on published financial sources.

Click Commerce, Inc. Common Stock

	High	Low

Calendar 2004
First Quarter	$8.89	$4.63
Second Quarter	8.30	4.57
Third Quarter	6.20	4.27
Fourth Quarter	18.00	4.65
Calendar 2005
First Quarter	$21.86	$10.70
Second Quarter	25.46	8.51
Third Quarter	29.20	17.01
Fourth Quarter	28.00	13.52
Calendar 2006
First Quarter	$31.04	$20.30
Second Quarter	25.40	17.90
Third Quarter (through September 15, 2006)	22.60	13.67

As of September 13, 2006, there were 12,235,036 Shares (excluding 630,211 Shares held in the Company’s treasury). On September 1, 2006, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq Global Market was $17.95 per Share. On September 15, 2006, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq Global Market was $22.54 per Share.

Stockholders are urged to obtain a current market quotation for the Shares.

Other than a special one-time dividend in the amount of $2.50 per share of common stock paid on June 4, 2003, the Company has never paid any dividends on its capital stock, and the Merger Agreement prohibits the Company from declaring or paying any dividends, except for the payment of dividends or distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, from the date of the Merger Agreement until the Effective Time.

7.	Certain Information Concerning the Company.

The Company is a Delaware corporation with its principal executive offices located at 233 North Michigan Avenue, 22nd Floor, Chicago, Illinois 60601. The Company’s business telephone is (312) 482-9006. The Company is a provider of on-demand supply and demand chain management software and consulting, hosting and related services that enable users throughout the world to collaborate, in real time, with business partners across an extended enterprise.

Available Information.

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

8.	Certain Information Concerning Parent and Sub.

Sub is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Sub is a wholly owned subsidiary of Parent. The principal executive offices of Sub are located at 3600 West Lake Avenue, Glenview, Illinois 60026, and Sub’s telephone number is (847) 724-7500.

Parent is a Delaware corporation with its principal executive offices located at 3600 West Lake Avenue, Glenview, Illinois 60026. The telephone number of Parent is (847) 724-7500. Parent is a worldwide manufacturer of highly engineered products and specialty systems. Parent has approximately 700 operations in 48 countries and employs some 50,000 people.

The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Sub and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, (i) none of Parent, Sub nor, to the best knowledge of Parent and Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of Parent, Sub nor, to the best knowledge of Parent and Sub, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Tender Agreement or as otherwise described in this Offer to Purchase, none of Parent, Sub nor, to the best knowledge of Parent and Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, (i) none of Parent, Sub nor, to the best knowledge of Parent and Sub, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer, and (ii) there have been no contracts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.

Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Parent’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of Parent’s and any material interest of such persons in transactions with Parent is required to be disclosed in Parent’s proxy statements distributed to Parent’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Sub estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to cancel Company Employee Stock Options in exchange for a cash payment will be approximately $300.2 million, plus related fees and expenses of ITW and the Company of approximately $3.0 million. Parent will obtain such funds from cash on hand and its other working capital sources. As required by the Merger Agreement, Parent shall provide or cause to be provided to Sub the amount of funds necessary to purchase Shares that Sub becomes obligated to purchase pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

For several years, the Company’s Chairman and Chief Executive Officer, Mr. Michael W. Ferro, Jr., and ITW’s former Chairman, Mr. W. James Farrell, engaged in informal, preliminary discussions regarding a customer relationship whereby one or more of ITW’s operating subsidiaries would license and use certain of the Company’s software products. Such discussions continued between Mr. Ferro and ITW’s Chief Executive Officer, Mr. David B. Speer, upon Mr. Speer’s election as Chief Executive Officer of ITW in August 2005.

In early 2006, Mr. Ferro approached Mr. Speer about speaking at the Company’s internal off-site management retreat scheduled for July 2006. Mr. Speer agreed to present at the retreat.

In June 2006, ITW and the Company entered into a Needs Analysis Agreement whereby ITW engaged the Company to perform certain consulting and evaluation services on behalf of an ITW business unit to determine whether the Company’s software products and related services could be useful to ITW. Under this agreement, ITW paid $25,000 for the Company’s software requirements analysis and related activities.

On July 22, 2006, Mr. Speer attended the Company’s management retreat in Lake Geneva, Wisconsin. During the event, Mr. Speer made his presentation on ITW’s 80/20 process and attended the luncheon with Company personnel before departing.

Shortly after the Company’s management retreat, Mr. Speer and Mr. Ferro began a discussion regarding a possible acquisition of the Company by ITW as an outgrowth of a conversation regarding the Company’s growth initiatives through acquisition. Mr. Ferro agreed to host a meeting in Chicago where additional information regarding the Company could be provided to ITW. In preparation for this meeting, the Company and ITW entered into a confidentiality agreement, dated July 25, 2006, covering information exchanged by the parties.

On August 2, 2006, certain members of ITW’s senior management met with the Company’s senior management at the Company’s headquarters in Chicago. The Company’s management provided an overview of its existing business and financial condition, as well as future growth initiatives, which included future acquisition opportunities. ITW requested certain additional information to facilitate its review of the Company and its prospects.

On August 3, 2006, Mr. Speer called Mr. Ferro to express a serious interest on behalf of ITW in exploring a possible acquisition of the Company. During the call, Mr. Speer indicated a preliminary valuation of approximately $250 million for the Company. Mr. Ferro indicated that he was interested in entertaining the possibility of such a transaction, but that he would need to consult with the Company’s other senior management and its board of directors.

During the week of August 7, 2006, representatives of the Company, ITW and their respective legal counsel and other advisors discussed various aspects of the ITW indication of interest, arrangements for ITW’s due diligence examination of the Company and other matters related to the possible transaction. During that week, Mr. Ferro discussed various aspects of the ITW indication of interest by phone with Mr. Speer and received clarification that the ITW indication of interest contemplated a price of $20.49 per Share.

On August 14, 2006, Mr. Ferro called Mr. Speer and summarized the Board’s reaction to ITW’s initial indication of interest. Mr. Ferro indicated that ITW’s valuation of the Company would have to increase if a transaction were to be possible. Mr. Speer agreed to address the valuation question after the completion of ITW’s due diligence investigation and the commencement of negotiations of a definitive merger agreement.

On August 18, 2006, ITW’s counsel provided the Company and its counsel with a draft of the definitive merger agreement. During the week of August 21, 2006, ITW and its representatives were provided access to both an electronic data room and a physical data room located at the office of the Company’s legal counsel in Chicago. The parties also began preliminary negotiations regarding the draft definitive merger agreement.

From August 18, 2006 through September 1, 2006, representatives of the Company and ITW and their respective legal counsel regularly met in person or by phone to negotiate specific terms and provisions of the definitive transaction agreements. In addition, Mr. Ferro, the Company and ITW and their respective counsel negotiated the terms of the Tender Agreement.

On August 23, 2006, during a telephone conversation with Mr. Ferro, Mr. Speer indicated that ITW would be willing to pursue an acquisition of the Company for $22.02 per Share in cash.

On August 30, 2006, Mr. Ferro informed Mr. Speer that the board of directors of the Company continued to have reservations regarding the adequacy of ITW’s of $22.02 per Share proposed price.

On August 31, 2006, Mr. Speer called Mr. Ferro regarding the proposed transaction. During the call, Mr. Speer increased ITW’s offer to $22.75 per share in cash.

On September 4, the board of directors of the Company unanimously approved the Offer and the Merger, determined them to be fair to, and in the best interests of, the Company and its stockholders, and agreed to recommend them to the Company’s stockholders.

Later on September 4, 2006, Mr. Ferro called Mr. Speer to report that the Board had approved the transaction and to discuss the execution of the definitive agreements and related matters.

On September 5, 2006, the Merger Agreement was executed by the Company, ITW and Sub, the Tender Agreement was executed by ITW and Ferro and each of the Company and ITW its own issued a press release announcing the transaction.

On September 18, 2006, Sub commenced the Offer.

11.	The Merger Agreement; Other Arrangements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Parent and Sub on September 18, 2006 with the SEC in connection with the Offer. The following summary may not contain all of the information important to you, and is qualified in its entirety by reference to the Merger Agreement, which is deemed incorporated by reference in this Offer to Purchase. Accordingly, we encourage you to read the entire Merger Agreement. The Merger Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 7 of this Offer to Purchase entitled “Certain Information Concerning the Company.” Capitalized terms used in this summary and not otherwise defined in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions of the Offer set forth in Section 15 of this Offer to Purchase entitled “Conditions of the Offer,” Sub will purchase all Shares validly tendered and not withdrawn. Parent and Sub have agreed not to, without the prior consent of the Company (a) reduce the number of Shares subject to the Offer or reduce or waive the Minimum Tender Condition, (b) reduce the consideration per Share to be paid pursuant to the Offer below the Offer Price, (c) modify or add to the conditions of the Offer, (d) except for the specific instances described below, extend the Offer, (e) change the form of consideration payable in the Offer or (f) otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

Sub may, however, without the consent of the Company, extend the Offer for successive periods not exceeding twenty (20) business days each, if (a) at the initial expiration date of the Offer any of the conditions to the Offer are not satisfied or waived until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the SEC or the Nasdaq Global Market, or (c) in order to provide sufficient time for Sub to respond to communications relating to proposals for alternative transactions. In addition, if, at the otherwise scheduled expiration date of the Offer, any condition to the Offer is not satisfied, Sub shall, and Parent shall cause Sub to, extend the Offer at the request of the Company for not less than twenty (20) business days. Sub may and, if requested by the Company, Sub shall, extend the Offer after the acceptance of Shares for a period of not less than ten (10) and not more than twenty (20) business days by means of a subsequent offering period under Rule 14(d)-11 under the Exchange Act. On the terms and subject to the conditions of the Offer and this Agreement, Sub shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer and, during any extension of the Offer pursuant to a subsequent offering period, as soon as practicable after such shares are validly tendered.

Directors.  The Merger Agreement provides that promptly after Sub purchases and pays for that number of Shares which represents at least a majority of the Fully Diluted Shares, Sub shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board which is equal to the product of the total number of directors on the Company Board after giving effect to the directors designated pursuant to this sentence multiplied by the percentage that the number of Shares so accepted for payment by Sub bears to total number of then-outstanding Shares, and the Company shall, at such time, cause Sub’s designees to be so appointed or elected. Following the election or appointment of Sub’s designees and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations of Parent or Sub or waiver of the Company’s rights under the Merger Agreement, requires the unanimous approval of all members of the Company Board who were members of such board on September 5, 2006.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Sub an irrevocable option to purchase a number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Sub at the time of such exercise, shall constitute one share more than ninety percent (90%) of the then outstanding Shares (assuming issuance of such option Shares). The option is exercisable only upon Sub’s acceptance for payment pursuant to the Offer, or acquisition of, that number of Shares constituting at least eighty percent (80%) of the outstanding Shares, and is exercisable for a price per share equal to $22.75 per share. The obligation of the Company to deliver the Shares subject to the option upon the exercise of the option is subject to the following conditions: (i) any applicable waiting period under the HSR Act and regulations analogous to the HSR

Act existing in foreign jurisdictions relating to the issuance of the shares will have expired or been terminated; (ii) no provision of any Applicable Law or regulation and no Order or decree shall prohibit the exercise of the option or the delivery of the shares in respect of any such exercise; and (iii) either (A) delivery of the shares would not require the approval of the Company’s stockholders pursuant to the rules and regulations of the Nasdaq Global Market or (B) Sub shall have notified the Company in writing that it intends to cause the Effective Time to occur no later than one (1) Business Day after the exercise of the option.

The Merger.  The Merger Agreement provides that, following satisfaction or waiver of the conditions set forth in the Merger Agreement, Sub shall be merged with and into the Company in accordance with the DGCL, with the Company surviving and becoming a wholly owned subsidiary of Parent. Each issued and outstanding Share (other than Shares owned by the Company, the Company Subsidiaries, Parent, Sub, any other Subsidiary of Parent, or stockholders, if any, who are entitled to and who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive Merger Consideration, without interest.

Company Stock Options.  Each Company Employee Stock Option outstanding immediately prior to the Effective Time, whether or not then vested, shall be canceled in exchange for a cash payment (subject to any required withholding of Taxes and without interest) of an amount equal to the excess, if any, of the price per Share to be paid pursuant to the Offer over the exercise price per Share subject to such Company Employee Stock Option, multiplied by the number of Shares that otherwise would have been issued upon exercise of such Company Employee Stock Option.

Stockholder Approval.  The DGCL requires that the Merger be adopted by the Company Board and, if the “short-form” merger procedure described below is not available, approved by the holders of a majority of the Company’s outstanding voting securities. The Company Board unanimously adopted and approved the Offer, the Merger and the Merger Agreement by all members present. As a result, the only additional action that may be necessary to effect the Merger is approval of the Merger Agreement by the Company’s stockholders if a “short-form” merger procedure is not available. If required by the DGCL, the Company will call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purposes of considering and voting upon the adoption of the Merger Agreement. At any such meeting, all Shares then owned by Sub or any other Subsidiary of Parent will be voted in favor of the approval of the Merger Agreement and the Merger. If Sub acquires through the Offer voting power with respect to at least a majority of the Fully Diluted Shares (which would be the case if the Minimum Tender Condition were satisfied and Sub were to accept for payment Shares tendered pursuant to the Offer), Sub will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

The DGCL also provides for a “short-form” merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of a corporation. A “short-form” merger may be consummated without prior notice to, or the approval of, the other stockholders. Accordingly, if, as a result of the Offer, Parent, Sub or any other Subsidiary of Parent acquires or controls the voting power of at least 90% of the outstanding Shares, Sub intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

Conditions to Each Party’s Obligation to Effect the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required, the Company shall have obtained the Company Stockholder Approval; (ii) no temporary restraining order, preliminary or permanent injunction or other Order or other legal restraint or prohibition preventing or imposing any conditions or limitations on the consummation of any of the Transactions shall be in effect; (iii) the waiting period under the HSR Act shall have been terminated or shall have expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the Merger, shall have been obtained or made; and (iv) Sub shall have accepted Shares for payment pursuant to the Offer, provided that this condition shall not be applicable if, in breach of the Merger Agreement or the terms of the Offer, Sub fails to purchase Shares validly tendered and not withdrawn.

Representations and Warranties.  The Merger Agreement contains customary representations and warranties of the parties which expire as of the Effective Time. These include representations and warranties of the Company with respect to, among other things, organization, standing and power; company subsidiaries and equity interests;

capital structure; authorizations, validity of the Merger Agreement and necessary action; no conflicts and consents; SEC documents, financial statements and undisclosed liabilities; information supplied; absence of certain changes or events; taxes; benefit plans, ERISA compliance and excess parachute payments; litigation; compliance with applicable laws; contracts and debt instruments; guarantees; intellectual property; affiliate transactions; real and personal property; insurance; employment matters; risk management instruments; customers; brokers, fees and expenses; and opinion of financial advisor.

The Merger Agreement also contains customary representations and warranties of Parent and Sub, including among other things, organization, standing and power; financing; authorization, validity of the Merger Agreement and necessary action; no conflicts and consents; information supplied; ownership of Company Common Stock; and brokers.

Conduct of Business by the Company.  The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time the Company will, and will cause each of its Subsidiaries to, conduct its business in the ordinary and usual course of business and, except for matters expressly permitted by the Merger Agreement or disclosed in the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries to, do any of the following without the prior written consent of Parent, such consent not to be unreasonably withheld:

(i) (A) declare, set aside or pay any dividends, (B) split, combine or reclassify any of its capital stock, (C) purchase, redeem or otherwise acquire any shares of capital stock or (D) adopt a plan of complete or partial liquidation or otherwise reorganize its operations;

(ii) issue, deliver, sell or grant any securities of any kind, other than the issuance of Shares upon the exercise of Company Employee Stock Options outstanding on the date of the Merger Agreement;

(iii) amend its organizational documents;

(iv) acquire any business, assets or any Person in any manner for consideration in excess of $15 million individually or $30 million in the aggregate;

(v) subject to certain exceptions, (A) grant any increase in compensation, severance or termination pay, (B) establish, adopt, enter into or amend any employment, consulting, indemnification, severance or termination agreement with any present or former employee, officer or director, (C) enter into or amend in any material respect any collective bargaining agreement or Company Plan, (D) accelerate any rights or benefits, or make any material determinations under any collective bargaining agreement or Company Plan, (E) loan or advance money or other property to any present or former employees, officers or directors (other than the advancement of travel or appropriate business expenses in the ordinary and usual course in amounts less than $5,000), (F) grant or amend any Company Employee Stock Option, (G) take certain actions relating to the Employee Stock Purchase Plan, or that would impair the Company’s the ability of the Company or any Company Subsidiary’s ability to amend any benefit plan, or (H) permit any payroll deductions or otherwise permit any increases in payroll deduction account accumulations under the Employee Stock Purchase Plan;

(vi) make any change in accounting methods, principles or practices, except as required by a change in GAAP;

(vii) sell or otherwise dispose of (or permit to become subject to any Lien, other than a Permitted Lien or a Lien in existence as of the date of the Merger Agreement) any properties or assets;

(viii) (A) incur any indebtedness or guarantee any indebtedness of another Person or enter into any arrangement having the economic effect of any of the foregoing, (B) make any loans, advances or capital contributions to, or investments in, any other Person, or (C) repurchase or repay any indebtedness of the Company or any Company Subsidiary or of any third person, other than the advancement of travel or other appropriate business expenses of employees, officers or directors in amounts less than $5,000;

(ix) make any new capital expenditures in excess of $50,000 individually or $150,000 in the aggregate, except in the ordinary and usual course of business or as set forth in the Company’s capital expenditure budget;

(x) other than in the ordinary and usual course of business, pay, discharge or satisfy any claims, liabilities or obligations in excess of $50,000 individually or $150,000 in the aggregate, cancel any material indebtedness or waive the benefits of any confidentiality, standstill or similar agreement;

(xi) amend any Material Contract or contract involving amounts in excess of $100,000 or enter into any Material Contract;

(xii) fail to maintain all material insurance policies as currently in effect or allow such policies to lapse;

(xiii) transfer, license or grant a security interest to any person or otherwise extend, amend, allow to lapse or go abandoned, modify or encumber any Material Intellectual Property Right;

(xiv) terminate any officer without cause, or terminate any significant number of employees; and

(xv) take any action that could reasonably be expected to result in any of the Company’s representations and warranties becoming untrue or any condition to the Offer or the Merger not being satisfied in all material respects.

Commercially Reasonable Efforts; Notification.  Each of the parties to the Merger Agreement have agreed, subject to the satisfaction or waiver of the conditions to the Merger, to use their respective commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the Offer, the Merger and the other Transactions, including (i) obtaining all necessary consents and approvals from Governmental Entities, and making all necessary registrations and filings with any Governmental Entity, including under the HSR Act and any applicable Foreign Competition Laws, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuit or other legal proceeding challenging the Merger Agreement or any other Transaction Agreement or the consummation of the Transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions.

In addition, the Company and the Company Board have agreed to take all commercially reasonable action necessary to ensure that no state takeover statute or regulation is or becomes applicable, and if any state takeover statute or regulation should become applicable, take all commercially reasonable action necessary to ensure that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements.

Without Parent’s prior written consent, the Company shall not (and will not allow any Company Subsidiary to), commit to any divestitures, licenses, hold separate arrangements or similar matters affecting business operating practices. If such divestitures, licenses, hold separate arrangements or similar matters are contingent on consummation of the Offer, the Company shall commit to, and shall use its commercially reasonable efforts to effect (and shall cause its Subsidiaries to commit to and use their commercially reasonable efforts to effect), any such divestitures, licenses, hold separate arrangements or similar matters. However, neither Parent nor any of its Subsidiaries shall be required to agree (with respect to Parent, the Company or any of their respective Subsidiaries) to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices.

No Solicitation.  The Merger Agreement provides that until the earlier of the Effective Time or the termination of the Merger Agreement, the Company shall not (and the Company shall not permit any of the Company Subsidiaries or any of its or their officers or directors to, and shall use commercially reasonable efforts to prevent any of the Company’s or any Company Subsidiaries’ non-officer employees, or any investment banker, financial advisor, attorney, accountant or other representatives retained by it or any of its Subsidiaries from taking any action to) directly or indirectly (i) solicit, knowingly encourage, engage in discussions or negotiate with, provide information with respect to the Company to, enter into an agreement with any Person, or take any other action intended to facilitate any inquiry or effort relating to an Alternative Acquisition an (“Alternative Acquisition Proposal”), or (ii) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition. However, prior to Sub accepting any Shares for payment pursuant to the Offer, the Company Board may, to the extent necessary in order to comply with its fiduciary obligations under Delaware law, in response to a written proposal for an Alternative Acquisition (as defined below) that the Company Board concludes in good faith after consultation with an independent financial advisor and independent legal counsel, is or in the good faith judgment of the Company Board, would reasonably be expected to lead to a Superior Company Proposal (as defined in below), that was not solicited by the Company or otherwise resulted from a breach of its no solicitation covenant (subject to providing prior written notice to Parent), (x) furnish information with respect to the Company to the Person or group making such Alternative Acquisition Proposal and its representatives pursuant to a confidentiality agreement with terms not materially more favorable than those applicable to Parent under the Confidentiality Agreement and (y) participate in discussions and negotiations with such Person regarding such Alternative Acquisition Proposal.

The Company Board may not (i) withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or Sub, (ii) approve or permit the Company to enter into any letter of intent, agreement in principle, definitive agreement or similar agreement which is reasonably likely to lead to any Alternative Acquisition Proposal, (iii) approve or recommend any Alternative Acquisition Proposal or (iv) propose, agree or resolve to take any of the foregoing actions. However, if prior to Sub’s acceptance for payment of the Shares pursuant to the Offer, the Company Board receives a Superior Company Proposal and the Company Board determines in good faith, after consultation with independent counsel, that it is necessary to do so in order to comply with its fiduciary obligations under Delaware law, the Company Board may, during such period, in response to a Superior Company Proposal that was unsolicited and did not otherwise result from a breach of its no solicitation covenant, withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement and approve or recommend such Superior Company Proposal at any time after the third business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Company Proposal and intends to withdraw or modify its recommendation, identifying the Person making such Superior Company Proposal and specifying the financial and other material terms and conditions of such Superior Company Proposal.

The Company must promptly, and in any event within two (2) business days, advise Parent orally and in writing of any Alternative Acquisition Proposal or any inquiry that could lead to any Alternative Acquisition Proposal, which writing shall include the identity of the Person making such Alternative Acquisition Proposal or inquiry and the material terms of any such Alternative Acquisition Proposal or inquiry. The Company has also agreed to keep Parent reasonably informed of the status of any Alternative Acquisition Proposal or inquiry and to provide to Parent copies of all material correspondence provided to or provided by the Company in connection with any Alternative Acquisition Proposal.

“Alternative Acquisition” means (i) any merger of, or business combination transaction with, the Company, other than an acquisition by the Company that would not result in a Change of Control of the Company (as such term is defined in the Merger Agreement), (ii) any direct or indirect acquisition of twenty percent (20%) or more of the business or properties of the Company and any of the Company Subsidiaries taken as a whole or (iii) any direct or indirect acquisition of beneficial ownership of twenty percent (20%) or more of the outstanding capital stock of the Company by a single Person or group of Persons (other than through open market purchases by a Person or group not intending to influence management or seek control of the Company); in each case whether by merger, tender offer, exchange offer, sale of assets, purchase or sale of securities or similar transactions involving the Company or any of the Company Subsidiaries or a division, operating or principal business unit of the Company or any of the Company Subsidiaries.

“Superior Company Proposal” means any written, bona fide proposal made by a third party to acquire at least a majority of the equity securities or assets of the Company, on terms the Company Board determines in its good faith judgment (after consultation with its financial adviser and independent legal counsel) to be more favorable to the holders of the Shares than the Offer and the Merger, taking into account all the terms and conditions of such proposal and the Merger Agreement, (including any proposal made by Parent to amend the terms of the Merger Agreement, the Offer and the Merger) including the from of consideration and likelihood of consummation.

Termination.  The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

(a) by mutual written consent of Parent, Sub and the Company;

(b) by either Parent or the Company:

(i) if the Offer terminates or expires in accordance with its terms without Sub having accepted Shares for payment pursuant to the Offer on or before December 31, 2006, unless the failure to consummate the Merger is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

(ii) if any Governmental Entity issues an Order or takes any other action (that has become final and nonappealable) permanently enjoining, restraining or otherwise prohibiting the Merger; or

(iii) if Sub shall have failed to commence the Offer within thirty (30) days following the date of the Merger Agreement or if the Offer shall have terminated or expired without Sub having purchased any Shares, provided that this right to terminate is not available to any party whose failure to fulfill its obligations under the Merger Agreement or the failure of whose representations and warranties to be true results in the failure of any such condition; or

(c) by Parent, if Sub has not accepted for payment any Shares pursuant to the Offer and the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and such breach or failure to perform gives rise to the failure of a condition to the Offer that cannot be cured within thirty (30) days of receiving written notice from Parent (provided that Parent is not then in material breach of the Merger Agreement);

(d) by Parent, if the Company Board withdraws, modifies, or publicly proposes to withdraw or modify, in a manner adverse to Parent its approval or recommendation of the Offer, the Merger or the Merger Agreement or fails to recommend that its stockholders accept the Offer or give the Company Stockholder Approval, if the Company Board fails to reaffirm publicly and unconditionally its recommendation to the Company’s stockholders within ten (10) business days of Parent’s written request to do so, or if the Company enters into any written agreement (other than a confidentiality agreement complying with the provisions of the Company’s no solicitation covenant) with respect to an Alternative Acquisition Proposal or if the Company Board has approved or recommended or publicly proposed to approve or recommend an Alternative Acquisition Proposal;

(e) by the Company, if Sub has not accepted for payment any Shares pursuant to the Offer and the Company Board shall have determined to approve, endorse or recommend an Alternative Acquisition Proposal (provided the Company has paid or concurrently pays to Parent the Termination Fee described below); provided, however, that the Company may not terminate the Merger Agreement pursuant to this clause unless (i) the Company has complied in all material respects with its no solicitation covenant, (ii) at least three (3) business days prior to terminating this Agreement pursuant to this clause, the Company has provided Parent with written notice advising Parent that the Company Board has received a Superior Company Proposal that it intends to accept, specifying the material terms and conditions of such Superior Company Proposal, and identifying the Person making such Superior Company Proposal, (iii) the Company has caused its financial and legal advisors to negotiate in good faith with Parent to attempt to make such adjustments in the terms of the Merger Agreement that are equal or superior, in the reasonable discretion of the Company Board, to the terms of such Superior Company Proposal, and the Company and Parent have not agreed upon such terms and (iv) the Company has paid to (or concurrently pays to) Parent the Termination Fee;

(f) by the Company, if Sub has not accepted for payment any Shares pursuant to the Offer and Parent or Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach or failure to perform gives rise to the failure of a condition to the Merger that cannot be cured within thirty (30) days of receiving written notice from the Company (provided that the Company is not then in material breach of the Merger Agreement); or

(g) by Parent, if Sub has not accepted for payment any Shares in the Offer, if any non-officer employee of the Company or any Company Subsidiary, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any Company Subsidiary takes any action that, if taken by the Company, would have constituted a violation of the Company’s no solicitation covenant.

Effect of Termination; Fees and Expenses.  The Company shall pay to Parent a fee in an amount equal to $10,000,000 (the “Termination Fee”) if the Merger Agreement is terminated under paragraphs (c) (but only with respect to a breach of its no solicitation covenant), (d) or (e) described above under “— Termination.” In addition, the Company shall pay to Parent the Termination Fee if (i) after the date of the Merger Agreement, any person shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public prior to or during the pendency of the Offer (which shall include being known by stockholders of the Company) an intention to make an Alternative Acquisition Proposal, (ii) the Merger Agreement is terminated for any reason (other than under paragraphs (a), (b)(ii), (b)(iii), (f) or (g) described above under “— Termination”), and (iii) within twelve (12) months of such termination the Company enters into a definitive agreement for an Alternative Acquisition, or the transactions contemplated by an Alternative Acquisition Proposal involving at least a simple majority of the equity or assets of the Company are consummated, with such Person. If Parent receives the Termination Fee, such fee shall be Parent’s exclusive remedy for any breach by the Company of any of the representations, warranties, covenants or other provisions of the Merger Agreement, except in the case of fraud and except that if Parent terminates this Agreement under the circumstances described in paragraph (c) above under “— Termination” with respect to a breach of the Company’s no solicitation covenant, in which case Parent shall have the option, exercisable by written notice to the Company at any time within ten (10) Business Days after such termination, to elect not to accept the Termination Fee, and, if already paid to Parent, refund the Termination Fee to the Company, in which case Parent thereafter may pursue any remedy available to it in law or equity.

Indemnification; D&O Insurance.  The Merger Agreement provides that, to the fullest extent permitted by applicable law, Parent shall cause the surviving corporation to honor all of the Company’s obligations to indemnify the current and former directors, officers or employees of the Company and the Company Subsidiaries for acts or omissions by such persons occurring prior to the effective time of the Merger in the manner and to the extent that such obligations of the Company existed on the date of the Merger Agreement, and such obligations will survive until the expiration of all applicable statutes of limitations with respect to any claims against such persons.

In addition, for a period of six (6) years after the effective time of the Merger, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to claims arising from or related to facts or events which occurred at or before the effective time of the Merger; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

From and after the Effective Time, to the fullest extent permitted by applicable law, Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and the Company Subsidiaries and any employee of the Company or any Company Subsidiary who acts or has acted as a fiduciary under any employee benefit plan of the Company or any Company Subsidiary (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the effective time of the Merger in connection with such Indemnified Party’s duties as an officer, director or employee of the Company or any Company Subsidiary, including in respect to this Agreement, any other Transaction Agreement, the Merger and the other Transactions. An Indemnified Party shall not be entitled to indemnification as described above for Losses arising out of actions or omissions by the Indemnified Party constituting (i) a breach of the Merger Agreement, (ii) criminal conduct or (iii) any violation of federal, state or foreign securities laws.

Pursuant to the Merger Agreement, Parent agreed to unconditionally and irrevocably guarantee the due and punctual payment and satisfaction of any and all obligations of the Surviving Corporation described under the heading “Indemnification; D&O Insurance.”

Certain Benefits and Employee Matters.  The Merger Agreement provides that none of Parent, the Surviving Corporation or any of the Surviving Corporation’s subsidiaries shall have any obligation to continue any Company Benefit Plan as of or subsequent to the effective time of the Merger, and each of Parent and the Surviving Corporation shall have the right to amend, modify, or terminate any Company Plan at or subsequent to such time. However, the Merger Agreement provides that employees of the Company will be covered by substitute benefit plans (with benefits substantially comparable on an aggregate basis to those provided under the Company Benefit Plans) maintained by Parent, the Surviving Corporation or any of the Surviving Corporation’s subsidiaries on and after the effective time of the Merger. Parent, the Surviving Corporation and any of the Surviving Corporation’s subsidiaries shall credit any employee for periods of service with the Company or any Company Subsidiary for purposes of determining eligibility, vesting or benefit accruals under any plan.

Going Private Transactions.

The Merger would have to comply with any applicable federal law operative at the time of its consummation including Rule 13e-3 under the Exchange Act which applies to certain “going private” transactions. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger. Sub does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer.

Confidentiality Agreement.

The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the SEC as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of this Offer to Purchase entitled “Certain Information Concerning the Company.”

The Confidentiality Agreement has a three year term and provides that the Company will make available to Parent certain information concerning its business operations, employees, financial performance and technical information (the “Confidential Information”) solely for purposes of evaluating an acquisition or business arrangement with the Company. Parent has agreed to keep the Confidential Information confidential, except for disclosure to its Representatives who need such information in order to evaluate the potential transaction.

Tender Agreement.

Parent has entered into a Tender Agreement with Michael W. Ferro, Jr., Chairman and Chief Executive Officer of the Company (the “Stockholder”). The following is a summary of certain provisions of the Tender Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender Agreement, copies of which are filed with the SEC as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Tender Agreement. The Tender Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of this Offer to Purchase entitled “Certain Information Concerning the Company.”

Pursuant to the Tender Agreement, the Stockholder (who, to the knowledge of Parent, is the beneficial owner of 2,864,154 Shares (including 350,000 Shares issuable upon the exercise of options), which represents approximately 21.7% of the issued and outstanding Shares on a fully diluted basis (assuming exercise of such options)) has agreed, among other things, (a) as soon as practicable after the commencement of the Tender Offer, but in no event later than the second Business Day prior to the initial expiration of the Tender Offer, to tender to the Paying Agent, or cause to be tendered, all of the issued and outstanding Shares beneficially owned by the Stockholder, regardless of whether a higher offer for the Shares has been made by any person; (b) except for tendering the Shares in accordance with the Tender Agreement, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares (subject to certain exceptions for estate planning and charitable activities), (ii) except with respect to matters not covered by the Tender Agreement, grant any proxies or powers of attorney in respect of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares and (iii) take any action that would have the effect of preventing or disabling (x) the Stockholder from performing his obligations under the Tender Agreement or (y) Parent, Sub or their designees from exercising their rights under the Tender Agreement; (c) to vote or cause to be voted all of the Shares (i) in favor of approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Tender Agreement and the Merger Agreement and (ii) against any Alternative Acquisition (as such term is defined in the Merger Agreement), or any other matters which would reasonably be expected to impede, interfere, delay or materially adversely affect the Tender Offer, the Merger and the transactions contemplated by the Tender Agreement and the Merger Agreement; and (d) to revoke any and all previous proxies with respect to any of the Shares and grant to Parent and such individuals or corporations as Parent may designate an irrevocable proxy to vote all of the Shares owned by the Stockholder in accordance with the foregoing on any matters which may be presented to shareholders of the Company with respect to the matters referred to in (c)(i) and (c)(ii) above. The foregoing notwithstanding, the Stockholder’s obligation to tender or re-tender the Shares automatically terminates and is of no further force and effect upon the termination of the Tender Agreement in accordance with its terms. The Tender Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the mutual written consent of Parent and the Stockholder, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) at the Stockholder’s option, after any amendment or modification of the Merger Agreement or the Offer without the Stockholder’s consent that (x) extends the Outside Date (as such term is defined in the Merger Agreement), (y) decreases the amount of, or otherwise changes the form of, the Merger Consideration (as such term is defined in the Merger Agreement) or (z) otherwise materially adversely affects the Stockholder as a stockholder of the Company.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire common stock equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Sub intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

Plans for the Company.  If at least the number of Shares necessary to satisfy the Minimum Tender Condition are purchased pursuant to the Offer, Parent will designate its representatives to be a majority of the Company Board. It is also expected that, initially following the Merger, the business operations of the Company will be continued by the surviving corporation substantially as they are currently being conducted. The directors of Sub will be the initial directors of the surviving corporation, and the officers of Sub will be the initial officers of the surviving corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

Except as described in this Offer to Purchase, neither Parent nor Sub has any present plans or proposals that would relate to or result in: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board or to change any material term of the employment contract of any executive officer, (iv) any material change in the Company’s capitalization, indebtedness or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See Sections 11 and 13 of this Offer to Purchase — “The Merger Agreement; Other Arrangements” and “Certain Effects of the Offer,” respectively.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Sub. Sub cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Listing the Shares on the Nasdaq Global Market is voluntary, so the Company may terminate such listing at any time. Neither Parent nor Sub has any intention to cause the Company to terminate the inclusion of the Shares on the Nasdaq Global Market prior to the Merger. However, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the Nasdaq Global Market. According to its published guidelines, the Nasdaq Global Market considers delisting the Shares if, among other things, the number of publicly held Shares falls below 750,000 or the number of holders of round lots of Shares falls below 400. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. In the event the Shares are no longer eligible for listing on the Nasdaq Global Market, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such shares at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of such shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as described below and other factors. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued inclusion on the Nasdaq Global Market, the market for the Shares could be adversely affected.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Such registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for inclusion on the Nasdaq Global Market

Sub believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of Sub to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Merger, if the Shares are then eligible for such termination.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, unless Parent has consented in writing, the Company may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

15.	Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”) and (ii) the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have been terminated or shall have expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Offer, shall have been obtained or made prior to the expiration of the Offer. The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

(a) there shall have been instituted any proceeding that is likely to succeed, (i) challenging the acquisition by Parent or Sub of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from the Company, Parent or Sub any damages with respect to the Transaction that are material in relation to the Company and its Subsidiary taken as a whole, (ii) (A) seeking to prohibit or limit the ownership or operation by the Company or any Company Subsidiary of any material portion of the business or assets of the Company and the Company Subsidiaries (taken as a whole), or to compel the Company, or any Company Subsidiary to dispose of or hold separate any material portion of the business or assets of the Company and the Company Subsidiaries (taken as a whole), as a result of the Offer, the Merger or any of the other Transactions, or (B) seeking to prohibit or limit the ownership or operation by Parent or any of its Subsidiaries of a portion of the business or assets of Parent or any of its Subsidiaries which business or assets are material relative to the size of the Transactions, or to compel Parent or any of its Subsidiaries to dispose of or hold separate any portion of the business or assets of Parent or any of its Subsidiaries which business or assets are material relative to the size of the Transactions, as a result of the Offer, the Merger or any of the other Transactions, (iii) seeking to impose limitations on the ability of Parent or Sub to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries, or (v) which otherwise is reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect;

(b) any statute, rule, regulation, legislation, interpretation, judgment, Order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to the Offer, the Merger or any of the other Transactions, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) since the date of the Merger Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or is reasonably likely to have, a Company Material Adverse Effect;

(d) the Company Board shall have withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Offer and the Merger Agreement or the Company Board shall have resolved to take any of the foregoing actions;

(e) (i) the representations and warranties of the Company in the Merger Agreement shall contain inaccuracies or breaches of such representations and warranties that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect, either as of the date of the Merger Agreement or as of the Determination Time as though made at the Determination Time, or (ii) the representations and warranties of the Company with respect to (A) Organization, Standing and Power; (B) Capital Structure; (C) Authorization; Validity of Agreement; Necessary Action; (D) No Conflicts with respect to the Company’s Charter or By-laws; or (E) Brokers; Fees and Expenses, shall contain inaccuracies or breaches that result in such representations and warranties, individually or in the aggregate, not being true and correct in all material respects, either as of the date of the Merger Agreement or as of such time as though made at such time;

(f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

(g) Michael W. Ferro, Jr. shall not be an active employee of the Company;

(h) the Merger Agreement shall have been terminated in accordance with its terms; or

(i) the Tender Agreement shall not be in full force and effect or Michael W. Ferro, Jr. shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by him under the Tender Agreement, which, in the reasonable judgment of Sub or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates) makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Sub and Parent and may be asserted by Sub or Parent regardless of the circumstances giving rise to such condition or may be waived by Sub and Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion except that the Minimum Tender Condition may not be waived. The failure by Parent, Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Sub is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Sub is not aware of any governmental license or regulatory permit that is material to the Company’s business that might be adversely affected by Sub’s purchase of the Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Sub or Parent as contemplated in the Offer. Should any such approval or other action be required, Sub currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approval were not obtained or such other action were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Sub to elect to terminate the Offer without the purchase of Shares under certain conditions. See Section 15 of this Offer to Purchase — “Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Delaware, where the Company is incorporated) have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Sub does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Sub or any of its affiliates and the Company. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Sub believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from acquiring voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL (“Section 203”), in general, prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board has taken all appropriate action so that neither Parent nor Sub is or will be considered an “interested stockholder” pursuant to Section 203.

Neither Parent nor Sub has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and except as set forth above, neither Sub nor Parent have attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Sub and Parent reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken by Parent or Sub in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Sub may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 of this Offer to Purchase — “Conditions of the Offer.”

Antitrust in the United States.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Parent on behalf of Sub intends to promptly file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC.

The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, fifteen days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Sub. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent and Sub with such request. Thereafter, the consummation of transaction can be further delayed as a result of concerns raised by the FTC or DOJ only by court order or by agreement of the parties.

Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of this Offer to Purchase — “Withdrawal Rights.” If Sub’s purchase of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 15 of this Offer to Purchase — “Conditions of the Offer.”

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the purchase of Shares by Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual state attorney’s general) may also bring legal actions under the antitrust laws of the United States. Sub does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 16 of this Offer to Purchase — “Conditions of the Offer,” including conditions with respect to litigation and certain governmental actions and Section 11 of this Offer to Purchase — “The Merger Agreement; Other Arrangements” for certain termination rights.

Foreign Regulatory Matters.

Completion of the transaction also may require certain approvals by foreign regulatory authorities. The parties conduct business in a number of foreign countries. Under the laws of certain foreign nations and multinational authorities, the transaction may not be completed unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities and these antitrust authorities approve or clear closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or post-merger notification systems. Should any such approval or action be required, the parties currently contemplate that such approval or action would be sought.

Although the parties believe that they will obtain all material required regulatory approvals in a timely manner, it is not certain that all such approvals will be received in a timely manner or at all or that foreign or multinational antitrust authorities will not impose unfavorable conditions for granting the required approvals.

17.	Appraisal Rights.

Appraisal rights are not available to anyone who has tendered Shares or to anyone who votes in favor of the Merger.

If Sub acquires at least 90% of the Shares pursuant to the Offer, the Merger may be consummated without a stockholders’ meeting and without the approval of the Company’s stockholders.

Holders of Shares at the Effective Time who do not wish to accept the Merger Consideration pursuant to the Merger will have the right to seek an appraisal and to be paid the “fair value” of their Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the text of which is set forth in Schedule II hereto. Any stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights, if any, will not be available unless and until the Merger (or a similar business combination) is consummated.

Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected without a vote of stockholders pursuant to Section 253 of the DGCL (a “short-form merger”), but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “long-form merger”) or (y) within twenty days after the date that the Surviving Corporation mails to the stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 and any other information required thereby) if the Merger is being effected as a short-form merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a long-form merger, this written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262. Any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date the demand is made and, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262.

In the case of both a short-form merger and a long-form merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a long-form merger and within twenty days following the mailing of the Notice of Merger in the case of a short-form merger.

Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Click Commerce, Inc., 233 North Michigan Avenue, 22nd Floor, Chicago, Illinois 60601. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such shares. In the case of a long-form merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 and have not voted for approval and adoption of the Merger Agreement.

In the case of a long-form merger, stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a long-form merger or a short-form merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation....” The Delaware Supreme Court has construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Moreover, Parent intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition, and Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Appraisal Rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

The foregoing summary of the rights of objecting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of the Company desiring to exercise any available appraisal rights. The foregoing summary is qualified in its entirety by reference to Section 262. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

18.	Fees and Expenses.

Parent and Sub have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Neither Parent nor Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Sub for customary mailing and handling expenses incurred by them in forwarding Offer materials to their customers.

19.	Miscellaneous.

Neither Sub nor Parent is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Sub or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Parent and Sub will make a good faith effort to comply with that state statute. If, after a good faith effort, Sub and Parent cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Sub not contained in the Offer documents and, if given or made, such information or representation must not be relied upon as having been authorized.

Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in Section 7 of this Offer to Purchase entitled “Certain Information Concerning the Company.”

ITW Leap Corp.

September 18, 2006

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND SUB

1. Directors and Executive Officers of Parent.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated, the business address of each such person is c/o Illinois Tool Works Inc. at 3600 West Lake Avenue, Glenview, Illinois 60025 and each such person is a citizen of the United States.

Present Principal Occupation or Employment
Directors and Executive Officers	and Five-Year Employment History

David B. Speer	Director, Chairman and Chief Executive Officer. David B. Speer, 55, has served as Chairman since May 2006 and Chief Executive Officer since August 2005. He previously served as President from August 2004 to May 2006, and as Executive Vice President from 1995 to August 2004. Mr. Speer has 27 years of service with Parent. He is a director of Rockwell Automation, Inc. and was elected a director of Parent in August 2005.

William F. Aldinger	Director. William F. Aldinger, 58, has served as President and Chief Executive Officer of Capmark Financial Group Inc., a real estate financial company since June 2006. In April 2005, he retired from the positions of Chairman and Chief Executive Officer of HSBC Finance Corporation (formerly Household International, Inc.), a consumer finance company, a position he held since 1994, and as Chairman and Chief Executive Officer of its parent company, HSBC North America Holdings Inc., a position he held since 2003. He serves on the boards of AT&T Inc, Capmark Financial Group Inc., KKR Financial Corp. and The Charles Schwab Corporation. Mr. Aldinger has served as a director of Parent since 1998.

Michael J. Birck	Director. Michael J. Birck, 68, has served as the Chairman of Tellabs, Inc. since 2000 and Chief Executive Officer from 2002 to February 2004. Mr. Birck founded Tellabs and served as President and Chief Executive Officer from 1975 to 2000. Tellabs furnishes Broadband solutions to telecommunication service providers enabling their delivery of high quality voice, video and data services to wire and wireless networks worldwide. He is a director of Molex, Inc. and Tellabs, Inc. Mr. Birck has served as a director of Parent since 1996.

Marvin D. Brailsford	Director. Marvin D. Brailsford, 67, is a retired Vice President of Kaiser-Hill Company LLC, a construction and environmental services company. Prior to his employment with Kaiser-Hill, he served with the United States Army for 33 years, retiring with the rank of Lieutenant General. He is a Director of Conn’s, Inc. Mr. Brailsford has served as a director of Parent since 1996.

Susan Crown	Director. Susan Crown, 47, has been Vice President of Henry Crown and Company, a business with diversified investments, since 1984. She is a director of Northern Trust Corporation and its subsidiary, The Northern Trust Company. Ms. Crown has served as a director of Parent since 1994.

Present Principal Occupation or Employment
Directors and Executive Officers	and Five-Year Employment History

Don H. Davis, Jr.	Director. Don H. Davis, Jr., 66, retired as Chairman of the Board of Rockwell Automation, Inc., a leading global provider of industrial automation power, control and information products and services, in February 2005, a position he had held since 1998. From 1997 to 2004 he served as Rockwell’s Chief Executive Officer. He is a director of Rockwell Automation, Inc. and Journal Communications, Inc. Mr. Davis has served as a director of Parent since 2000.

Robert C. McCormack	Director. Robert C. McCormack, 66, is an Advisory Director of Trident Capital, Inc., a venture capital firm, and was a Partner of Trident from 1993 to the end of 2004. From 1987 to 1993, Mr. McCormack served successively as Deputy Under Secretary of Defense and Assistant Secretary of the Navy (Finance and Comptroller). He is a director of DeVry Inc., Mead Westvaco Corporation and Northern Trust Corporation and its subsidiary, The Northern Trust Company. Mr. McCormack has served as a director of Parent since 1993, and previously served as a director of Parent from 1978 through 1987.

Robert S. Morrison	Director. Robert S. Morrison, 63, is a retired Vice Chairman of PepsiCo, Inc., a beverage and food products company, serving from 2001 to 2003. From 1997 to 2001, prior to its merger with PepsiCo, he was Chairman, President and Chief Executive Officer of The Quaker Oats Company. He also served as interim Chairman and Chief Executive Officer of 3M Co. from June to December 2005. Mr. Morrison is a director of 3M, The Tribune Company and Aon Corporation. Mr. Morrison has been a director of Parent since 2003.

James A. Skinner	Director. James A. Skinner, 61, has served as Vice Chairman of McDonald’s Corporation, a restaurant chain, since 2003 and Chief Executive Officer since November 2004, previously serving as President and Chief Operating Officer of McDonald’s Restaurant Group from February 2002 to December 2002; President and Chief Operating Officer of McDonald’s Europe, Asia/ Pacific, Middle East and Africa from June 2001 to February 2002; and President of McDonald’s-Europe from December 1997 to June 2001. He is a director of Walgreen Co. and was elected as a director of Parent in August 2005.

Harold B. Smith	Director. Harold B. Smith, 73, is a retired officer of Parent and is a director of W.W. Grainger Inc., Northern Trust Corporation and its subsidiary, The Northern Trust Company. Mr. Smith has served as a director of Parent since 1968.

Sharon M. Brady	Senior Vice President, Human Resources. Sharon Brady, 56, joined Parent and was first elected Senior Vice President, Human Resources July 2006. Prior to joining Parent, she was Vice President, Chief Human Resource Officer for Snap-On, Inc. from 1998 to July 2006.

Robert T. Callahan	Senior Vice President, Human Resources. Robert T. Callahan, 65, joined Parent in 1976 and was first elected Senior Vice President, Human Resources in 2002. He served in various human resource capacities over the last 30 years

Russell M. Flaum	Executive Vice President. Russell M. Flaum, 56, joined Parent in 1975 and was first elected Executive Vice President in 1993.

Present Principal Occupation or Employment
Directors and Executive Officers	and Five-Year Employment History

Philip M. Gresh, Jr.	Executive Vice President. Philip M. Gresh, Jr., 58, joined the Parent in 1989 and was first elected Executive Vice President in 2000. He has held various sales, marketing and general management positions with the consumer packaging businesses.

Thomas J. Hansen	Vice Chairman. Thomas J. Hansen, 57, joined Parent in 1980 and was first elected Vice Chairman in 2006, previously serving as Executive Vice President from 1998 to 2006.

Craig A. Hindman	Executive Vice President. Craig A. Hindman, 51, joined Parent in 1976 and was last elected Executive Vice President in 2004. He has held various sales, marketing and general management positions with the construction products businesses.

Ronald D. Kropp	Vice President and Controller, Financial Reporting. Ronald D. Kropp, 41, joined Parent in 1993 and was appointed Vice President and Controller, Financial Reporting in 2002. He was designated Principal Accounting Officer in 2005. He has held various financial management positions since joining Parent.

Eugene A. Osterkorn	Vice President and Controller, Operations. Eugene A. Osterkorn, 45, joined Parent in 1988 and was appointed Vice President and Controller, Operations in 2005. He has held various financial management positions with the automotive and packaging businesses.

E. Scott Santi	Executive Vice President. E. Scott Santi, 45, joined Parent in 1982 and was first elected Executive Vice President in 2004. He has held various sales, marketing and general management positions with the construction products, machined components and welding businesses.

Allan C. Sutherland	Senior Vice President, Leasing and Investments. Allan C. Sutherland, 42, joined Parent in 1993 and was first elected Senior Vice President in 1998.

James H. Wooten, Jr.	Vice President, General Counsel and Corporate Secretary. James H. Wooten, Jr., 58, joined Parent in 1988 and was first elected Vice President, General Counsel and Corporate Secretary in 2005. He has held positions of increasing responsibility in the legal department over the last 18 years.

Hugh J. Zentmyer	Executive Vice President. Hugh J. Zentmyer, 60, joined Parent in 1968 and was first elected Executive Vice President in 1995.

2. Directors and Executive Officers of Sub.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Sub. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Sub. Unless otherwise indicated, the business address of each such person is c/o Parent at Illinois Tool Works Inc. at 3600 West Lake Avenue, Glenview, Illinois 60025 and each such person is a citizen of the United States.

Present Principal Occupation or Employment
Directors and Executive Officers	and Five-Year Employment History

David B. Speer	President of ITW Leap Corp. since August 30, 2006. David B. Speer, 55, has served as Chairman of Parent since May 2006 and Chief Executive Officer since August 2005. He previously served as President from August 2004 to May 2006, and as Executive Vice President from 1995 to August 2004.

Allan C. Sutherland	Vice President of ITW Leap Corp. since August 30, 2006. Allan C. Sutherland, 43, joined Parent in 1993 and was first elected Senior Vice President in 1998.

Mark W. Croll	Vice President of ITW Leap Corp. since August 30, 2006. Mark W. Croll, 53, joined Parent in 1994 and was appointed Vice President, Patents and Technology in 2000.

Felix L. Rodriguez, Jr.	Vice President & Treasurer of ITW Leap Corp. since August 30, 2006. Felix L. Rodriguez, Jr., 51, joined Parent in 2000 and was appointed Vice President & Treasurer in 2001.

James H. Wooten, Jr.	Vice President & Secretary of ITW Leap Corp. since August 30, 2006. James H. Wooten, Jr., 58, joined Parent in 1988 and was first elected Vice President, General Counsel and Corporate Secretary in 2005. He has held positions of increasing responsibility in Parent’s legal department over the last 18 years.

SCHEDULE II:

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

DELAWARE CODE ANNOTATED

TITLE 8. CORPORATIONS
CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

SECTION 262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions P.O. Box 43014 Providence, RI 02940-3014	By Facsimile Transmission: (for Eligible Institutions Only) (617) 360-6810 Confirm Receipt of Facsimile by Telephone Only: (781) 575-2332	By Overnight Delivery: Computershare Trust Company, N.A. Attn: Corporate Actions 250 Royall Street Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004

BANKS AND BROKERS CALL COLLECT: (212) 440-9800
ALL OTHERS CALL TOLL FREE: (866) 628-6021